8/10

04036150

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eiffel Technologies

*CURRENT ADDRESS

PROCESSED

AUG 11 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34747 FISCAL YEAR 6-30-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/10/04

RECEIVED
2004 AUG 10 P 12:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No. 82-34747

6-30-03
AR/S

Annual Report - 2003

Enhancing Drug Performance and Delivery

directory information

Registered office and principal place of business
Eiffel Technologies Limited
Level 14, 50 Market Street
Melbourne Victoria 3000
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email information@eiffeltechnologies.com.au
Website www.eiffeltechnologies.com.au

Directors
Thomas J Hartigan (Chairman)
Christine M Cussen (Managing Director & CEO)
Roderick P Tomlinson
Peter S Corfield
Ross Macdonald

Secretary
John W Jennings

Auditors
MGI Meyrick Webster
Chartered Accountants
Level 9, 90 Queen Street
Melbourne Victoria 3000

Bankers
Australia and New Zealand Banking Group Limited
388 Collins Street
Melbourne Victoria 3000

Share Registry
Computershare Investor Services Pty Limited
Level 12, 565 Bourke Street
Melbourne Victoria 3000
Telephone +61 3 9611 5711
Facsimile +61 3 9611 5710

Solicitors
Freehills
Level 42, 102 Collins Street
Melbourne Victoria 3000

EIFFEL TECHNOLOGIES

EIFFEL TECHNOLOGIES

table of contents

The value of the global market for the delivery of oral, transdermal, injectable and inhalable drugs is estimated between US$40 to 50 billion, and is growing at twice the rate of the pharmaceutical market.

Eiffel Technologies - Group in Profile

Eiffel Technologies' focus is on improving the performance and delivery of a broad range of currently approved pharmaceuticals. The Company research officers have collectively 50 years experience in the modification and reengineering of pharmaceutical compounds and are at the forefront of Supercritical Fluid research.

Supercritical Fluid technologies can be used to produce uniform, very small, nanosized drug particles that can be used to improve the performance of drugs already on the market and deliver them in a more convenient way, replacing daily injections with tablets, inhalants and transdermal patches. Supercritical Fluid technology can also be used to extend the patent life of branded pharmaceuticals.

Eiffel Technologies believes it is one of the few entities to have research capability to apply all four Supercritical Fluid processes to the reengineering of a wide range of pharmaceutical compounds.

Research is undertaken at the Pharmaceutical Reengineering Facility, located at the University of NSW with the corporate headquarters in Melbourne, Australia.

Eiffel Technologies' research programme focuses on reformulating drugs in a range of therapeutic areas including diabetes, asthma, cardiovascular disease, antiviral, antifungal and antimigraine formulations.

The Company has agreements with international pharmaceutical companies including a major pharmaceutical company, a large drug delivery company to develop inhaled insulin, together with other agreements.

More than US$60 billion worth of drugs will come off patent within the next decade.

Chairman & CEO's Report

The last year has seen the Company's funding improve dramatically as well as significant progress on research and commercialisation, positioning Eiffel Technologies as an internationally competitive pharmaceutical reengineering company.

Year in Review

The major achievements for the year ended June 2003 included a successful capital raising of $6,161,263 net of costs and receipt of $2,725,000 from the sale of the manufacturing operation to Cottee Health. Furthermore, the Company recently announced that it had been awarded R&D START Grant Federal Government funding of A$ 2.2 million over three years to further investigate the reengineering of pharmaceuticals using Supercritical Fluid technologies.

In addition, the Company signed a contract with a major pharmaceutical company for further tests, announced an agreement with a large drug delivery company to develop an inhaled insulin and signed three collaborative agreements with international pharmaceutical companies.

International Pharmaceutical Agreements

The Company has made excellent progress with the international marketing and commercialisation of its technology and in the last year has signed five new agreements with international pharmaceutical companies which are summarised below:-

Major Pharmaceutical Company - Research Agreement - April 2003

US-based Drug Delivery Company - Inhalational Drug Delivery - April 2003

Oriel Therapeutics - Research Agreement in Asthma - July 2003

Meridica - Research Agreement in Asthma - August 2003

Large Drug Delivery Company - Inhalable Insulin - September 2003

These agreements build upon contracts signed in the previous year and expedite the commercialisation of the Company's technology. Research work under the recently signed agreements is progressing with interim results on several of the agreements expected by early 2004. The Company is currently in discussion with other pharmaceutical companies and anticipates announcing further agreements over the coming 12 months.

Research Strategy

The Company's research strategy has two components - in-house proprietary research to produce new forms of currently approved drugs and external research which is funded by collaborators or third parties. Eiffel's lead in-house product is insulin and the research is focussed on improving the injectable form of the drug. It is also working externally with other parties to develop non-injectable forms of insulin, in particular formulations suitable for inhalation or transdermal delivery.

To validate earlier preclinical findings that Eiffel reengineered insulin is three times more effective than the traditional injected preparations, a second trial of the Eiffel developed product in an animal model is underway. The results of these preclinical studies will be available later this year. These additional studies are required to demonstrate the reproducibility of the earlier studies to potential licensing partners.

In addition to the insulin development, Eiffel has successfully reengineered two anti-inflammatory drugs, one asthma and one cardiovascular drug, together with an antibiotic and immunosuppressant which are progressing to drug formulation. Reengineered forms of each of these drugs will then progress to animal and human testing if required prior to out-licensing Eiffel's intellectual property to pharmaceutical and drug delivery companies.

In addition to the research work on each of these Eiffel developed drugs, the Company has finalised target drugs to be reengineered over the next 2 years. Over the next twelve months, Eiffel's in-house research will broaden its research focus to improving forms of currently approved drugs in high value market segments, including asthma, antiviral, antifungal, and antimigraine drugs.

University of NSW Research Facility and Manufacturing Scale Up

Eiffel's ability to supply research quantities of reengineered material to clients has improved in the last 12 months following the opening of the new research laboratory at the University of New South Wales.

The Company has made significant progress towards achieving a Good Manufacturing Practice (GMP) licence to produce reengineered drugs using Supercritical Fluid technologies. The Therapeutic Goods Administration completed an audit of the facility in June 2003 with the Company expecting to receive its GMP licence by the end of the year. To the best of our knowledge this will be one of the few facilities in both Australia and the Asia Pacific region to have a licence to process pharmaceutical products using Supercritical Fluid technologies.

The Company has also made good progress with scaling up the technology. In the last twelve months it has devoted considerable research effort to the modification of two Supercritical Fluid processes to optimise scale up and collection of nano sized reengineered particles. The Company has nominated a preferred site for the scaled-up operation and is in advanced discussions regarding the planning and procurement of the facility. Eiffel is on track to have scaled-up premises in place by mid 2004.

These developments significantly improve the capacity of the Company to service further commercial deals with partners and progress the in-house research program.

Intellectual Property

Eiffel has six patent applications with the most advanced progressing to the national phase in major international markets. Eiffel has filed two more international patent applications and two provisional patent applications around its four Supercritical Fluid particle reengineering processes, which will progress to international filing and examination by mid 2004.

Eiffel believes it is one of the few entities to have research capability to apply all four Supercritical Fluid processes to the reengineering of a wide range of pharmaceutical compounds.

Eiffel will continue with its strategy to build its intellectual property (IP) portfolio over the coming years. In addition to the Company's intellectual property and trademarks, the Company has further non defined IP in the form of Professor Foster and his research teams, who effectively have over 50 years experience in Supercritical Fluid pharmaceutical reengineering and research.

Government Funding

A major achievement for the Company was securing Federal Government funding of $ 2.2 million over three years, via an R&D START Grant. This funding will be used to further expand research and accelerate commercialisation of the reengineering of pharmaceuticals.

Personnel

In order to support Eiffel's business growth we have made two new senior appointments to manage the research operations and financial/investor relations.

Dr Pascal Hickey has recently taken up the position of Chief Operating Officer and will be based at our Sydney research facility. Dr Hickey has extensive international experience in early stage pharmaceutical development, which will complement Eiffel's pharmaceutical reengineering capability. Prior to joining Eiffel Technologies Dr Hickey was Group Head, Preclinical Development, Powderject Technologies Ltd.

Mr Tim Kelsey has taken up the position of Chief Financial Executive and will assume responsibility for financial management and investor relations. Mr Kelsey has extensive experience in the funds management, finance and corporate finance sectors and is a qualified Chartered Accountant and member of the Securities Institute of Australia. Tim spent 11 years working for a private investment company.

Eiffel has also appointed two new research scientists and an analytical chemist, taking the total Eiffel staff to nine, together with 13 researchers sub-contracted through the research agreement Eiffel Technologies has with Unisearch, the commercial arm of the University of NSW.

Looking Ahead

The key milestones for the Company moving forward are negotiating further agreements and contracts with pharmaceutical and drug delivery companies, undertaking further insulin animal trials and possibly human trials, together with ongoing in-house research and development of Eiffel reengineered drugs. We will continue to progress with the scaling up of our technology and the filing of new international patents.

The current year has been our best on record and we believe that Eiffel is well placed to build on our new level of operation in the coming year. Essentially, we aim to further develop our successful business formula and build shareholder wealth.

Thomas J Hartigan
Chairman

Christine M Cussen
Managing Director & CEO

Board



Mr Thomas Hartigan

Non-executive Director & Chairman

Mr Hartigan is a Chartered Accountant and Bachelor of Commerce. He specialises in raising development capital for growing businesses, particularly in the transition from private to public companies.

Over the last fifteen years, he has been a Director and Chairman of nine other public companies.



Ms Christine Cussen

Managing Director & Chief Executive Officer

See under management. As Managing Director and Chief Executive Officer, Ms Cussen drives the commercialisation of the research activities. Her other responsibilities include the international marketing of Eiffel Technologies to pharmaceutical companies and the implementation of the local and international investor relations programs.



Mr Roderick Tomlinson

Non-executive Director

In 1973, Mr Tomlinson founded Soltec Industries which became a leading manufacturer of pharmaceuticals and sunscreen products in Australia. In the late 1980s he sold the manufacturing business to concentrate on the development of new drug delivery systems through Soltec Research.

Soltec Research was sold to FH Faulding in 1996 and for three years Mr Tomlinson led the company's global development and growth in drug delivery systems. In 2001 it was acquired by US company Connetics Corporation.



Mr Peter Corfield

Non-executive Director

Mr Corfield has extensive experience as a chief executive in the successful development, marketing and growth of businesses supplying the food and pharmaceutical industries.

He is the Managing Director of Oppenheimer Pty Limited.



Dr Ross Macdonald

Non-executive Director

Dr Macdonald is Vice President Business Development for Connetics Corporation, a specialty pharmaceutical company focussing on transdermal delivery of pharmaceuticals based in Palo Alto, California. Before joining Connetics he was Vice President of Research & Development with FH Faulding & Co Limited (now part of Mayne Group Limited) and a former Managing Director of Soltec Research.

Dr Macdonald began as a consultant research analyst in the pharmaceutical industry before joining AMRAD Corporation in 1987, where he held various positions in business development.

Management



Ms Christine Cussen

Managing Director & Chief Executive Officer

Ms Cussen has worked in the pharmaceutical and healthcare industries for over 25 years where she established a first class track record in implementing business strategy. Ms Cussen is a biochemist with postgraduate qualifications in marketing.

She was previously Managing Director for Zeneca Pharmaceuticals (now AstraZeneca) in Australia and New Zealand for seven years, during which time the Pharmaceuticals division won the Australian Quality Award and was nominated by Pharmaceutical Wholesalers as Supplier of the Year for five consecutive years.

Ms Cussen is a member of the Australian Institute of Company Directors



Dr Pascal Hickey

Chief Operating Officer

Dr Hickey has over 10 years experience in international pharmaceutical research and development. He has a track record for bringing novel technologies through preclinical development and into clinical trials.

He was previously Group Head, Preclinical Development for PowderJect Technologies, now Chiron Corporation (UK), during which time he held responsibilities in both line function management and project leadership.

Dr Hickey is a registered pharmacist in Victoria, Australia, and a member of the American Association of Pharmaceutical Scientists.



Mr Hubert Regtop

Research Director

Mr Regtop was trained in biochemistry and microbiology and has more than 35 years experience in scientific research, including with CSIRO, the University of New South Wales, Hoffmann La Roche and the Eye and Vision Research Institute.

Mr Regtop has recently studied the use of Supercritical Fluids technology to enhance solubility and bioavailability of pharmaceutical products.



Professor Neil Foster

Technical Director

Professor Foster is among the world leaders in Supercritical Fluid research, with over 25 years experience in this field.

Over the past 15 years his research area has been the application of Supercritical Fluid technology to pharmaceutical re-engineering, particularly the formulation and enhancement of bioavailability of drugs. Professor Foster has a PhD in Chemical Engineering.

He is a Fellow of both the Institution of Engineers and the Royal Australian Chemical Institute.



Mr Tim Kelsey

Chief Financial Executive

Mr Kelsey has extensive experience in the funds management, finance and corporate finance sectors and is a qualified Chartered Accountant and Member of the Securities Institute of Australia.

Mr Kelsey spent 11 years working for the private investment company Jawcamb Australia, the last five running a Small Cap Equity Fund - Bass Equities that concentrated on the listed technology and biotechnology sectors.

Prior to this he worked for three years at Arthur Andersen Chartered Accountants.

Mr Kelsey is currently a Director of Champion Data.

Scientific Advisory Board



Professor Robert Langer, (US)

Chemical Engineering

Professor Langer is Professor of Chemical Engineering at the Massachusetts Institute of Technology and the Chairman of the US Food and Drug Administration's highest advisory board, the Science Board. He has been named by Time and CNN in the list of the 100 most important people in America and among the 18 top people in science or medicine in America. Eighty of 400 patents in which Professor Langer has been involved have been licensed to pharmaceutical, chemical, biotechnology and medical device companies.



Professor Ronald T Borchardt (US)

Pharmaceutical Chemistry

Professor Borchardt is the Solan E Summerfield Distinguished Professor of Pharmaceutical Chemistry at the University of Kansas and Professor at the Victorian College of Pharmacy, Melbourne, Australia. He has previously consulted with about 40 major biotech and pharmaceutical companies including GlaxoSmithKline, AstraZeneca, Pharmacia, Alza, Genentech, Hoffman La Roche and Aventis. He is on the Editorial Boards of seven international publications including Advanced Drug Delivery Reviews and is Editor in Chief of the Journal of Pharmaceutical Sciences.



Professor David Ganderton (UK)

Pulmonary Delivery/ Particle Engineering

Professor Ganderton has more than 40 years experience in the pharmaceutical industry specialising in the pulmonary delivery of pharmaceuticals. He directed drug delivery research at the Pharmaceutical Division of ICI (now AstraZeneca), chaired the British Pharmacopoeia Commission and is a director of drug delivery company, Vectura Ltd.



Mr Steve Harris (UK)

Business Development & Licensing

Mr Harris is Chairman of Proteome Sciences in London and a non-executive director with six other life science companies, including drug delivery company SkyePharma Plc. He brings to Eiffel his expertise in business development and technology licensing. In the past, he has worked for ICI (now AstraZeneca), Eli Lilly, Merck Sharpe & Dohme and Reckitt and Colman.



Professor Anthony Hickey (US)

Aerosol Technology/ Pharmaceutical Particulate Science & Process Engineering

Professor Hickey is at the forefront of research in pharmaceutical process engineering, inhalation aerosol technology and pharmaceutical particulate science. He holds appointments as Professor of Drug Delivery and Deposition and Associate Professor of Pharmaceutics at the University of North Carolina. Professor Hickey has collaborated with GlaxoSmithKline, Bayer Corporation, 3M Pharmaceuticals, Abbott Laboratories and Rhone-Poulenc-Rorer (now Aventis).


5.0 kV x1.00K 30.0µm

Photo 1: A polymer prior to Supercritical Fluid processing, magnified 1,000 times. Note the large, irregularly shaped particles.


5.0 kV x10.0K 3.00µm

Photo 2: The same polymer, reengineered using one of Eiffel's proprietary SCF techniques magnified 10,000 times. The particle is now considerably smaller and more uniform in shape.

Eiffel's Supercritical Fluid Technology

The application of Eiffel's Supercritical Fluid (SCF) technology to pharmaceuticals produces tiny particles of very similar size because Supercritical Fluids have unusual and specific physical properties.

Under certain conditions in the laboratory, SCFs behave like both liquids and gases. This means that like liquids, they are good at dissolving drugs and like gases, they penetrate rapidly into very small spaces. Carbon dioxide is a good example of an SCF.

Eiffel's SCF technology exploits the unusual properties of SCFs in a number of ways. In addition to producing small, uniform particles, SCF processes can be used to reformulate the active drug with other non-active chemicals to improve the drug's effect.

Eiffel's SCF technologies can also be used to convert drugs such as insulin, vaccines and some hormonal therapies that need to be injected to a form suitable for inhaling and delivery via the lung.

Another application is the encapsulation of oral drugs so that they can be released more slowly as the capsules pass through the gut. Encapsulation can also be used for drugs delivered across the skin in patches.

The Advantages of Eiffel's SCF Technology

- o Improved clinical effectiveness of reengineered drugs
- o Application to different methods of drug delivery eg: by mouth, slow release preparations, injection, inhalation and across the skin
- o Enhanced drug therapy
- o Improved uptake and distribution of drugs by the body
- o Suitable for processing heat sensitive drugs
- o Control of particle size, shape & uniformity

What is Supercritical Fluid Technology?

At temperatures and pressures above the so-called 'critical point', as shown in the shaded area of the diagram, SCFs behave like both gases and liquids.

Particles are reengineered by one or more of the four different, but related SCF processes available. All four involve the use of a dense gas, or supercritical fluid, which may cause the drug to either dissolve or come out of solution, depending on what is required.



Pressure
Pc
Critical Point
Solid
Liquid
Gas
Tc
Temperature

Supercritical Fluid Region: Shaded area and beyond

The following images give a good example of what SCF technology can achieve. They show what insulin powder looks like when prepared by three different methods. Image number 3 was made by Eiffel's SCF technology. Note the different size scale - Eiffel's insulin particles are actually only 1/200th of the size of the irregular insulin shown in image 1. As well as changing the size of insulin particles you can see that the SCF produced particles are in a new form that are very regular in shape.


200µm

1


12µm

2


1µm

3

Why do drugs have to be prepared as particles?

Pure, dry drugs form crystals like those shown in image 1, a bit like the salt and sugar that feature in everyday life. The dry drugs have to be able to dissolve in the body and then they have to be able to enter cells in the body. Dissolving and passing into cells are made easier if the drugs are converted to very small particles.

Why is Eiffel's SCF Technology better than traditional methods for producing drug particles?

Traditional methods for producing drug particles require many manufacturing steps including physical crushing and grinding, and even then, the resulting particles are irregular in size and shape.

SCF technology creates powders in a single step that contain stable, pure, tiny nano sized drug particles with high activity and a rapid rate of absorption.

Eiffel Technologies International Partnerships

April 2003

Collaboration agreement with a US-based developer of inhalational drug delivery systems. Eiffel will supply reengineered material for testing in their proprietary inhalable delivery system.

April 2003

Collaboration agreement with a major pharmaceutical company. The terms of the agreement preclude disclosure of commercial details and the party until preliminary research work is completed.

July 2003

Collaboration agreement with Oriel Therapeutics Inc to reengineer an asthma drug which Oriel will test. Oriel is a US-based company developing technology for the delivery of drugs via the lungs.

August 2003

Collaboration agreement with Meridica, a UK-based drug delivery company specialising in the development of inhaler technologies. Eiffel will supply a reengineered asthma drug to Meridica for testing in its dry powder inhaler.

September 2003

Collaboration agreement with a large US-based drug delivery company to develop an inhalable form of insulin using Eiffel's proprietary Supercritical Fluid technology. The terms of the agreement preclude disclosure of commercial details and the party until the research work is completed.



Eiffel Technologies' Research Facility at the University of New South Wales


.0 kV x250 120µm

Photo 3: An anti-inflammatory drug before Supercritical Fluid reengineering.


.0 kV x6.00K 5.00µm

Photo 4: The same anti-inflammatory drug, reengineered by Eiffel Technologies using a particular Supercritical Fluid technique, solvent and process conditions.

EIFFEL TECHNOLOGIES

statutory reports & financial statements

Directors' Report

Your Directors present their report on the Company and its controlled entities for the financial year ended 30 June 2003.

Directors

The names of Directors in office at any time during or since the end of the year are:

Thomas Joseph Hartigan (Chairman)

Christine Mary Cussen (Managing Director - appointed 30 May, 2003)

Peter Saxon Corfield

Ross Alexander Macdonald (appointed 19 February, 2003)

Roderick Peter Tomlinson

Samuel Peter Quigley (deceased September 6, 2002)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Principal Activities

The principal activities of the economic entity during the financial year were:

- Research and development using Supercritical Fluid technologies to reengineer drugs at the Company's new research laboratory at the University of New South Wales, and planning for the development of a semi-commecial pilot plant,
- Promoting and marketing the Company's Supercritical Fluid technologies to major pharmaceutical companies in the USA and Europe, and
- Research collaborations and preclinical trials to establish the effectiveness of the Company's reengineered insulin.

There were no significant changes in the nature of the economic entity's principal activities during the financial year other than the opening of the new laboratory in August 2002 and scaling up of the research program following early success with preclinical insulin trials as announced late last year. The Company is proceeding with plans to develop a semi-commercial pilot plant. Suitable premises have now been leased subject to obtaining the necessary council and other approvals.

Major financial highlights for the year include a successful capital raising of $6,161,263 net of issue costs and receipt of $2,725,000 representing the balance of most of the outstanding proceeds from the sale to Cottee Health of the manufacturing operation, previously conducted by PharmAction Manufacturing Pty Limited. The Board is pleased with this outcome notwithstanding an amount of $123,699 of the debt was forgiven to expedite settlement, and $275,000 of the original contract sum of $4,123,699 remains outstanding. Whilst the debt is secured by a charge over specific manufacturing plant and equipment, following advice that the debtor is in Administration, the debt has been fully provided for as doubtful. In summary a total of $3,901,706 has been collected including interest income of $174,706. During the year the $724,370 was spent on capital expenditure. Cash on hand at the end of the financial year of $4,939,848.

Mindful that the Company may need to raise additional capital to complete scale-up and commercialisation of its Supercritical Fluid technologies, the Board appointed Global Markets Capital of New York as advisors for the purpose of registering for the American Depositary (ADR) program. A successful ADR registration will allow the Company's shares to be traded over the counter in the United States of America as a forerunner to a possible NASDAQ listing. Remuneration for these services includes the issue of shares and the granting of options over unissued ordinary shares.

Operating Results

The consolidated loss of the economic entity amounted to $4,877,935 (2002 - $2,132,807). The loss was within budget and included one-off re-organisation expenses of $1,103,202. No income tax is payable for the year. In summary the one-off re-organisation expenses included -

Costs in connection with acquiring 100% ownership of Eiffel Research & Development Pty Ltd	
- Losses (non-cash) previously attributable to minority interests brought to account on consolidation	$493,594
- Legal & consulting costs to negotiate & finalise acquisition	210,909
	$704,503
Costs associated with settlement and realisation of the debt owed by PharmAction Manufacturing Pty Limited in respect of the sale of the manufacturing business	
- Forgiveness of debt	$123,699
- Provision for doubtful debts	275,000
	$398,699
Total	$1,103,202

Dividends Paid or Recommended

No dividends have been paid or are payable in respect of the financial year.

Review of Operations

Following collection of the debt from PharmAction Manufacturing Pty Limited and the successful capital raisings, the economic entity accelerated its research and commercialisation activities into Supercritical Fluid technologies.

This included:

- acquisition of the balance (25%) of the shareholding in the Company's 75% owned subsidiary company, Eiffel Research & Development Pty Ltd, the group's Supercritical Fluid research and commercialisation entity;
- increased Supercritical Fluid research at the laboratory at the University of New South Wales;
- employment of additional research staff including Professor Neil Foster and Mr Hubert Regtop formerly of Pharmaceutical Technologies Pty Ltd;
- establishment of a Research & Development Committee comprising Non-executive Directors Roderick P Tomlinson (Chairman) and Dr Ross A Macdonald, Managing Director Christine M Cussen and Executive Officers Mr Hubert L Regtop and Professor Neil Foster. The Committee meets monthly to review research progress and strategies;
- establishment of an international scientific advisory panel comprising eminent international scientists in the USA and UK;
- a contract with a major pharmaceutical company for further tests, announced an agreement with a large drug delivery company to develop an inhaled insulin and signed 3 collaborative agreements with international pharmaceutical companies.

Intellectual Property

As reported in the Chairman and Chief Executive Officer's report the Company now has six patents with the most advanced recently progressing to the national phase in major international markets.

Significant Changes in State of Affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

i. In December 2002 receipt of $2,700,000 from the debt due by PharmAction Manufacturing Pty Limited. In addition a further $ 199,706 was received during the year including interest if $ 174,706 and additional principal payments of $25,000.

ii. Conversion of by Jagen Pty Ltd of its convertible note of $2,750,000 to 25,000,000 ordinary shares.

iii. A placement of 30,663,000 shares raising $3,679,600.

iv. A rights issue of 32,163,265 shares raising $3,216,327.

v. As noted below acquisition of 100% ownership of Eiffel Research & Development Pty Ltd.

vi. Provision of additional funding to Eiffel Research & Development Pty Ltd for the purpose of financing ongoing research and commercialisation activities, comprising additional share capital of $1,146,889 and advances of $2,749,402.

Changes in controlled entities and divisions:

i. In December 2002 the Company acquired 100% ownership of Pharmaceutical Technologies Pty Ltd, a 25% shareholder in Eiffel Research & Development Pty Ltd, for the sum of $500,000 payable in instalments over two years.

ii. Following the acquisition of 100% ownership of Eiffel Research & Development Pty Ltd it has become the major operating entity within the economic entity, with the Company continuing to own intellectual property and acting as a holding company.

After Balance Date Events

On September 11, 2003 Eiffel Research & Development Pty Ltd, a wholly owned subsidiary, was made an offer from the Australian Government of a Research and Development START Grant of up $2,157,524 over three years to research the enhancement of drugs reengineered using dense gas technologies. The grant is conditional upon satisfactory achievement of performance milestones.

On September 18, 2003 the Company entered into a property lease through to September 2004, with options for two further terms of three years. The property is to be used as the site for the proposed pilot plant and for additional laboratory facilities. Under the lease the Company has a commitment of approximately $95,000 including outgoings estimated at around $26,000 per annum for the first year.

Future Developments

The likely developments in the operations of the economic entity and the expected results of those operations in future financial years are as follows:

i. As outlined in the Chairman and Chief Executive Officer's report the appointment of Dr Pascal Hickey as Chief Operating Officer;

ii. Complete a second trial to validate and confirm earlier preclinical findings that Eiffel reengineered insulin is three times more effective than traditional injected preparations;

iii. Completion of research scale-up including the development of a semi-commercial pilot plant;

iv. Ongoing consultation with Global Markets Capital regarding possible funding opportunities in the United States of America;

v. Continue to operate at a loss for the forthcoming year.

Environmental Issues

Research activities are conducted under controlled laboratory conditions and there are no environmental issues at this time.

Information on Directors

Thomas Joseph Hartigan	-	Chairman & Non-executive Director (59 years of age)
Qualifications	-	Chartered Accountant and Bachelor of Commerce.
Experience	-	Appointed Chairman May 1995. He has been a Director and Chairman of nine other public companies in a variety of industries, including biotechnology as founding Chairman of Biodiscovery Limited. In his business advisory capacity he specialises in raising development capital for growing businesses, particularly in the transition from private to public companies.
Interest in Shares	-	600,000 Ordinary Shares in Eiffel Technologies Limited held by Thomas and Felicity Hartigan Superannuation Fund.
Special Responsibilities	-	Chairman of the Audit Committee. Director of Eiffel Research & Development Pty Ltd and other companies within the economic entity.
Christine Mary Cussen	-	Managing Director & Chief Executive Officer (52 years of age)
Qualifications	-	Graduate Member Australian Institute of Company Directors. Graduate Diploma in Marketing, Monash University, Melbourne. Diploma in Applied Science (Biochemistry), Swinburne University, Melbourne.
Experience	-	Appointed Managing Director May 2003. Chief Executive Officer of Eiffel Technologies Limited since December 2000. She has extensive experience in the pharmaceutical, health care and biotechnology industries and has seven years General Management experience in managing pharmaceutical companies with turnover between $140 to $320 million.
Interest in Shares	-	381,000 Ordinary Shares in Eiffel Technologies Limited held by The Cussen Family Superannuation Fund.
Special Responsibilities	-	Product commercialisation & investor relations. Member of Research & Development Committee. Executive Director of Eiffel Technologies Limited and Eiffel Research & Development Pty Ltd.
Peter Saxon Corfield	-	Non-executive Director (63 years of age)
Experience	-	Board member since March 27, 1998. Managing Director of Oppenheimer Pty Limited, an Australian food specialist company that supplies the food and pharmaceutical manufacturing industries. He has extensive experience as a chief executive in the successful development, marketing and growth of businesses in these industries.
Interest in Shares	-	20,000 Ordinary Shares of Eiffel Technologies Limited plus a further 600,000 shares held by Rodgrid Pty Ltd (Superannuation Fund).
Special Responsibilities	-	Member of the Audit and Remuneration Committees. Director of Eiffel Technologies Limited and other entities with the exception of Eiffel Research & Development Pty Ltd. and Pharmaceutical Technologies Pty Ltd.
Ross Alexander Macdonald	-	Non-executive Director (45 years of age)
Qualifications	-	PhD in Biochemistry, Monash University. Graduate Diploma in Business Administration, Swinburne University. Member Healthcare Group, Licensing Executive Society Australia & New Zealand.
Experience	-	Appointed to the Board February, 2003. He is currently Vice President, Business Development for Connetics Corporation, a specialty pharmaceutical company based in Palo Alto, California. Prior to joining Connetics he was Vice President of Research & Development with F.H. Faulding & Co. Limited (now part of Mayne Group Limited) and a former Managing Director of Soltec Research.

Interest in Shares	-	None.
Special Responsibilities	-	Member of the Research & Development Committee and the Audit Committee, and Non-executive Director of Eiffel Technologies Limited and Eiffel Research & Development Pty Ltd.
Roderick Peter Tomlinson	-	Non-executive Director (60 years of age)
Qualifications	-	Diploma of Applied Chemistry (RMIT)
Experience	-	Board member since September 7, 1999. He has had a distinguished career in the pharmaceutical industry, having founded Soltec Research Pty Ltd in 1973 (formerly Soltec Industries) which was acquired by F H Faulding in 1996. He brings a wealth of experience in pharmaceutical manufacturing and drug delivery to the Board and has a passionate belief in building shareholder wealth through the creation of intellectual property. Mr Tomlinson is also a Director of private companies involved in computer graphics and private investment.
Interest in Shares	-	3,106,844 Ordinary Shares of Eiffel Technologies Limited held by Taefu Pty Ltd (Superannuation Fund) plus a further 300,000 shares held by Tomlinson Superannuation Fund respectively.
Special Responsibilities	-	Chairman of Research & Development Committee Non-executive Director of Eiffel Technologies Ltd, Eiffel Research & Development Pty Ltd and other group companies.

Directors' and Executive Officers' Emoluments

The Company's policy for determining the nature and amount of emoluments of Board members and Senior Executives of the Company is as follows:

The remuneration structures for the Managing Director & Chief Executive Officer, and Research and Technical Directors seek to emphasise payment for results through the granting of options and the payment of performance bonuses. It is proposed that the bonuses be satisfied by the issue of shares. Such share issues or the granting of further options are subject to shareholder approval.

Directors' emoluments are periodically reviewed and changes, if any, are submitted to the shareholders for approval. Amounts paid to Directors and their related companies for consultancy services are based upon commercial rates having regard to the nature of the services provided. All such payments require the approval of the Board.

The emoluments of each Director of the parent entity and of the economic entity, and the Chief Executive Officer are as follows:

Parent Entity	Directors' Fees $	Committee Fees $	Superannuation Contributions $	Consultancy Fees $	Non-cash Benefits $	Total $
Non-Executive Directors of the Parent Entity						
Thomas J Hartigan	22,000	12,400	4,050	126,051	-	164,501
Peter S Corfield	17,600	12,400	2,700	-	-	32,700
Ross A Macdonald	12,500	-	1,125	-	-	13,625
Roderick P Tomlinson	22,000	-	2,700	14,000	-	38,700
Samuel P Quigley	5,625	-	506	14,835	37,500	58,466
William T Bytheway	-	-	-	-	22,500	22,500
	79,725	24,800	11,081	154,886	60,000	330,492

Parent Entity	Directors' Fees $	Committee Fees $	Superannuation Contributions $	Consultancy Fees $	Non-cash Benefits $	Total $
Non-Executive Directors of the Economic Entity						
Samuel P Quigley	8,438	-	759	-	-	9,197
Roderick P Tomlinson	15,000	-	1,350	10,250	-	26,600
	23,438	-	2,109	10,250	-	35,797

Directors' consulting fees include amounts paid to Director related entities. The Chairman, Thomas J Hartigan provided consulting services in regard to the group re-organisation, the placement and rights issue, and renegotiation of the final settlement of the debt due from PharmAction Manufacturing Pty Limited.

Economic Entity	Salary Fees $	Superannuation Contributions $	Non-cash Benefits $	Total $
Managing Director & Chief Executive Officer				
Christine M Cussen	286,250	38,644	101,298	426,192
Other Senior Executives				
Hubert L Regtop	183,329	18,326	-	201,655
Professor Neil R Foster	183,329	18,326	-	201,655
	652,908	75,296	101,298	829,502

As from 1 April, 2003 all personnel were employed by Eiffel Research & Development Pty Ltd, the main operating company, and for the purpose of this report the portion of salaries paid by the parent entity has not been separately disclosed. Non-cash benefits include a bonus to Christine M Cussen, Managing Director and Chief Executive Officer, for the year ended June 2001 of $57,150 paid by the issue of shares. 3,500,000 options over ordinary shares were granted to Executives during the year. The options did not vest and have since lapsed or have been cancelled.

Meetings of Directors

During the financial year, twenty one meetings of Directors (including committees) were held. Attendances were:

	Directors' Meetings		Committee Meetings: Audit Committee		Committee Meetings: Research & Development Committee	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Thomas J Hartigan	15	15	3	3	-	-
Christine M Cussen	1	1	-	-	1	1
Peter S Corfield	15	14	3	3	-	-
Ross A Macdonald	6	5	-	-	3	3
Roderick P Tomlinson	15	14	-	-	3	3
Samuel P Quigley	2	2	-	-	-	-

Indemnifying Directors and Officers

The Company has paid premiums to insure Directors and Officers against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting for the Company, other than conduct involving a wilful breach of duty in relation to the Company. The annual premium for the insurance cover was $43,800.

Options

The Board has reviewed its policy as to the granting of share options and is of the view that given the nature of the industry in which the Company operates share options are an appropriate remuneration mechanism to reward Executive performance.

Options granted and approved by shareholders during the year include:

- 3,500,000 options granted to senior executives at an exercise price of $0.25. These options did not vest and have since lapsed or have been cancelled.
- 28,000,0000 options granted to Jagen Pty Ltd, the Company's major shareholder at an exercise price of $0.25 expiring October/November 2007.
- 500,000 options granted to other parties at an exercise price of $0.25, expiring December 2006.

At the date of this report, the unissued ordinary shares of Eiffel Technologies Limited under option are as follows:

Grant Date	Date of Expiry	Exercise Price	Number Under Option
December 20, 2000	June 19, 2004	$0.25	500,000
December 20, 2000	December 19, 2004	$0.25	500,000
December 20, 2000	December 19, 2004	$0.25	500,000
March 2, 2001	March 1, 2005	$0.25	2,000,000
October 23, 2002	October 22, 2007	$0.25	25,000,000
November 21, 2002	November 20, 2007	$0.25	3,000,000
December 18, 2002	December 17, 2006	$0.25	500,000
			32,000,000

During the year ended 30 June 2003, no ordinary shares of Eiffel Technologies Limited were issued on the exercise of options granted. 381,000 shares were issued at a price of 15 cents to the Managing Director & Chief Executive Officer in respect of a bonus for the year ended June 30, 2001.

Proposed grants of options to Executives and other parties including a grant to Global Markets Capital of 900,000 options at $0.25 per share, exercisable during any time over 5 years, will be put to shareholders for approval at the forthcoming Annual General Meeting.

No shares have been issued by virtue of the exercise of an option during the year or to the date of this report and there are 4,500,000 options outstanding at the date of this report.

Proceedings on Behalf of Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

Signed in accordance with a resolution of the Board of Directors.

Thomas J Hartigan
Director

Peter Saxon Corfield
Director

Dated this twenty ninth day of September, 2003.

Corporate Governance Statement

As part of its Corporate Governance responsibilities the Board has considered the ASX Corporate Governance Council Recommendations and in particular the ten essential corporate governance principles which the Company must report on in next year's annual report.

An action plan has been prepared following an internal appraisal of the Company's ability to comply with the guidelines. The plan includes preparation of Charters for the Board, and the Board Committees viz., Research & Development and the Audit Committee.

Protection of Shareholders Interests

The Directors are committed to protecting the rights and interests of shareholders through the implementation of a sound strategic business plan and by the development of an integrated framework of controls over the group's resources, functions and assets.

Board Composition and Membership

The Board comprises five members, four Non-executive directors including a Non-executive Chairman and the Managing Director and Chief Executive Officer. Jagen Pty Ltd, the Company's largest shareholder has the right to nominate two persons for election to the Board but has not done so since conversion of its convertible note in October last year.

The full Board is responsible for establishing criteria for Board membership, reviewing Board membership and identifying and nominating Directors. Board membership is reviewed annually to ensure that the Board has an appropriate mix of qualifications, skills and experience. External advisers may be used to assist in the process. The Company's Articles of Association require a Director appointed by the Board to stand for election at the next Annual General Meeting of shareholders. The Company's Articles also require one third of the Directors to retire by rotation each year.

Independent Professional Advice

To enable Directors to fulfil their duties, the Board has a policy of enabling Directors to seek outside advice at the Company's expense. The Board will normally review in advance the estimated costs for reasonableness, but will not impede the seeking of advice.

Identifying and Managing Business Risk

The Directors regularly monitor the operational and financial performance of companies in the group against budgets and other key performance measures. They also review and receive advice on risks associated with research and development activities. Where possible appropriate risk management strategies are developed to mitigate all identified risks.

Audit Committee

Membership of the Audit Committee has been expanded to include three Non-executive Directors, one of whom has a finance background and another a pharmaceutical industry background. The Committee comprises:

T J Hartigan (Non-executive Chairman of the Company - finance background)

P S Corfield (Non-executive Director - general business background)

R A Macdonald (Non-executive Director - pharmaceutical industry background)

The Committee provides a direct link between the Board and external audit functions of the Company and normally meets three times per year. Audit Committee meetings are generally attended by the Company Secretary/Chief Financial Officer, and other invited parties.

The Committee is responsible for reviewing and reporting to the Board that:

- The systems of control that management have established effectively safeguard the group's assets;
- Accounting records are properly maintained in accordance with statutory requirements;
- Financial information provided to shareholders and the Board is accurate and reliable;
- External audit functions are effective and are appropriately resourced.

To fulfil these duties the Committee meets with and receives reports from the external auditors, dealing with any matters which have arisen during the course of their audit.

Research & Development Committee

The Committee was recently formed to overview the Company's research strategy and activities to ensure that research effort is commercially focused and is properly managed.

Committee members include:

R P Tomlinson, Chairman (Non-executive Director - scientific research background)

R A Macdonald (Non-executive Director - pharmaceutical industry background)

C M Cussen, Managing Director & Chief Executive Officer (scientific commercial background)

H L Regtop, Research Director (biochemist)

N G Foster Technical Director (chemical engineer)

Remuneration Arrangements

The Board is responsible for the remuneration review of the Managing Director and Chief Executive Officer, who in turn is responsible for the management of all other Executive remuneration.

Remuneration packages are set at levels that are intended to attract and retain Executives of sufficient calibre to facilitate the efficient and effective management of the Company's operations. Remuneration and other terms of employment for Senior Executives are formalised in employment agreements.

Remuneration includes base salary, superannuation, motor vehicles, performance based bonuses, share options, fringe benefits and termination entitlements. At this stage of the Company's development, with no established cash flow, the Directors believe that the granting of options over unissued shares, and the issue of shares to satisfy the payment of bonuses, are appropriate performance based remuneration mechanisms.

Annual Executive remuneration reviews are conducted having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice.

The Board within the maximum amount approved by the shareholders from time to time determines remuneration of Non-executive Directors. This is currently set at $100,000 per annum.

Quality and Reputation

The Board and management are well aware that the quality and reputation of the group's research and commercialisation activities are critical to protecting and enhancing shareholder value and customer support, and will ensure that research and related activities comply with internationally accredited standards.

MGI MEYRICK WEBSTER
ACCOUNTING • CONSULTING • FINANCIAL
ADVISORY GROUP

Independent audit report to the members of Eiffel Technologies Limited

Scope

The financial report and directors responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Eiffel Technologies Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during the year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit report to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing and Assurance Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitation of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our opinion on the basis of these procedures, which included:

- examination on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance of internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We read the other information in the annual report to determine whether it contained any material inconsistencies with the financial report.

9TH FLOOR 160 QUEEN STREET MELBOURNE VICTORIA 3000 GPO BOX 2850 MELBOURNE VICTORIA 3001 DX 154 MELBOURNE
TEL: 61 3 9642 3444 FAX: 61 3 9642 3555 EMAIL: mw@mgimw.com.au

1ST FLOOR 226 UPPER HEIDELBERG ROAD PO BOX 140 IVANHOE VICTORIA 3079 DX 97903 IVANHOE
TEL: 61 3 9497 4000 FAX: 61 3 9499 3177

MEYRICK WEBSTER PTY LTD ACN 083 156 469

MGI MEYRICK WEBSTER

ACCOUNTING ◦ CONSULTING ◦ FINANCIAL ADVISORY GROUP

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit opinion

In our opinion, the financial report of Eiffel Technologies Limited:

- gives a true and fair view of the financial position of Eiffel Technologies Limited and the consolidated entity at 30 June 2003, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia.

MGI Meyrick Webster

MGI Meyrick Webster

David Nairn
Partner

30 September 2003
Melbourne

9TH FLOOR 160 QUEEN STREET MELBOURNE VICTORIA 3000 GPO BOX 2850 MELBOURNE VICTORIA 3001 DX 154 MELBOURNE
TEL: 61 3 9642 3444 FAX: 61 3 9642 3555 EMAIL: mw@mgimw.com.au

1ST FLOOR 226 UPPER HEIDELBERG ROAD PO BOX 140 IVANHOE VICTORIA 3079 DX 97903 IVANHOE
TEL: 61 3 9497 4000 FAX: 61 3 9499 3177

MEYRICK WEBSTER PTY LTD ACN 083 156 469

Directors' Declaration

The Directors of the Company declare that:

1. The financial statements and notes, as set out on pages 28 to 53 are in accordance with the Corporations Act 2001:
   a. comply with Accounting Standards and the Corporations Regulations 2001; and
   b. give a true and fair view of the financial position as at 30 June 2003 and of the performance for the year ended on that date of the Company and economic entity;

2. In the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Director
Thomas J Hartigan

Director
Peter S Corfield

Dated this 29th day of September, 2003

Statement of Financial Performance for the year ended June 30, 2003

	Note	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Revenues from ordinary activities	2	648,555	170,784	320,507	448
Research expenses		(1,351,309)	(727,522)	-	-
Employee benefits expense		(996,407)	(451,020)	(244,653)	(436,345)
Corporate & commercialisation expense		(1,749,438)	(1,203,428)	(943,260)	(539,050)
Depreciation expense	3	(129,950)	(4,925)	(1,594)	(4,925)
Amortisation of goodwill		(187,500)	-	(187,500)	-
Borrowing costs expense	3	(48,792)	(144,210)	(48,789)	(144,210)
Group reorganisation expense		(1,063,094)	(111,991)	(569,500)	-
Controlled entity investments					
- provision for doubtful debts		-	-	16,584	(301,891)
- written up (down) to recoverable amounts		-	-	60,916	(1,520,401)
Loss from ordinary activities before income tax benefit	3	(4,877,935)	(2,472,312)	(1,597,289)	(2,946,374)
Income tax benefit relating to ordinary activities	4	-	-	-	-
Loss from ordinary activities after related income tax benefit		(4,877,935)	(2,472,312)	(1,597,289)	(2,946,374)
Net loss		(4,877,935)	(2,472,312)	(1,597,289)	(2,946,374)
Net loss attributable to outside equity interests		-	339,505	-	-
Net loss attributable to members of the parent entity		(4,877,935)	(2,132,807)	(1,597,289)	(2,946,374)
Total changes in equity other than those resulting from transactions with owners as owners		(4,877,935)	(2,132,807)	(1,597,289)	(2,946,374)
Basic loss per share (cents per share)	7	(3.2)	(2.24)	-	-
Diluted loss per share (cents per share)	7	(3.2)	(1.66)	-	-

Statement of Financial Position as at June 30, 2003

	Note	Economic Entity		Parent Entity	
		2003	2002	2003	2002
		$	$	$	$
CURRENT ASSETS					
Cash assets	8	4,939,848	879,062	4,433,679	681,052
Receivables	9	530,225	2,115,955	3,223,580	2,365,412
Inventories	10	41,974	32,000	-	-
Other assets	14	122,400	29,066	22,400	23,459
TOTAL CURRENT ASSETS		5,634,447	3,056,083	7,679,659	3,069,923
NON-CURRENT ASSETS					
Receivables	9	-	1,123,699	-	1,123,699
Other financial assets	11	25,977	20,359	1,706,578	180,680
Property, plant and equipment	13	938,285	343,865	-	343,865
Other assets	14	308,337	-	-	-
Intangible assets	15	312,500	-	-	-
TOTAL NON-CURRENT ASSETS		1,585,099	1,487,923	1,706,578	1,648,244
TOTAL ASSETS		7,219,546	4,544,006	9,386,237	4,718,167
CURRENT LIABILITIES					
Payables	16	1,270,290	690,469	742,232	895,358
Loans payable	17	250,000	-	250,000	-
Interest-bearing liabilities	18	-	2,837,380	-	2,837,380
Provisions	19	61,600	25,047	-	25,047
TOTAL CURRENT LIABILITIES		1,581,890	3,552,896	992,232	3,757,785
NON-CURRENT LIABILITIES					
Loans payable	17	62,500	-	62,500	-
TOTAL NON-CURRENT LIABILITIES		62,500	-	62,500	-
TOTAL LIABILITIES		1,644,390	3,552,896	1,054,732	3,757,785
NET ASSETS		5,575,156	991,110	8,331,505	960,382
EQUITY					
Contributed equity	20	29,436,289	20,467,876	29,436,289	20,467,876
Accumulated losses	21	(23,861,133)	(18,983,198)	(21,104,784)	(19,507,494)
Parent entity interest		5,575,156	1,484,678	8,331,505	960,382
Outside equity interest	22	-	(493,568)	-	-
TOTAL EQUITY		5,575,156	991,110	8,331,505	960,382

Statement of Cash Flows for the year ended June 30, 2003

	Note	Economic Entity		Parent Entity	
		2003	2002	2003	2002
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		59,579	246,694	-	-
Payments to suppliers and employees		(4,073,244)	(2,807,219)	(578,241)	(1,160,742),
Interest received		299,453	-	299,453	
Borrowing costs		(84,578)	(135,888)	(984,578)	(135,888)
Net cash used in operating activities	25	(3,798,790)	(2,696,413)	(1,263,366)	(1,296,630)
CASH FLOWS FROM INVESTING ACTIVITIES					
Amounts received from contact of sale - PharmAction Manufacturing Pty Ltd		2,725,000	1,000,000	2,725,000	1,000,000
Purchase of property, plant and equipment		(751,807)	(286,248)	(221,687)	(286,248)
Shares acquired in controlled entity		-	-	(1,146,889)	(1,680,722)
Advances provided to controlled entities		-	-	-	-
Net cash provided by (used in) investing activities		1,973,193	713,752	1,356,424	(966,970)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		7,089,106	2,113,775	7,089,106	2,113,775
Payment of share issue costs		(927,843)	-	(927,843)	-
Repayment of borrowings		(274,880)	(208,777)	(274,880)	(208,777)
Advances to controlled entities		-	-	(2,226,814)	82,931
Net cash provided by financing activities		5,886,383	1,904,998	3,659,569	1,987,929
Net increase in cash held		4,060,786	(77,663)	3,752,627	(275,671)
Cash at 1 July 2002		879,062	956,725	681,052	956,723
Cash at 30 June 2003	8	4,939,848	879,062	4,433,679	681,052

Notes to the Financial Statements for the year ended June 30, 2003

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general-purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Eiffel Technologies Limited and controlled entities, and Eiffel Technologies Limited as an individual parent entity. Eiffel Technologies Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

a. Principles of Consolidation

A controlled entity is any entity controlled by Eiffel Technologies Limited. Control exists where Eiffel Technologies Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Eiffel Technologies Limited to achieve the objectives of Eiffel Technologies Limited. A list of controlled entities is contained in Note 12 to the financial statements.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

b. Income Tax

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

Eiffel Technologies Limited and its wholly owned Australian subsidiaries are still to consider the merits or otherwise of forming an income tax consolidated group under the Tax Consolidation System.

c. Inventories

Inventories comprise drugs and other research materials and are measured at the lower of cost and net realisable value.

d. Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows, which will be received from the assets' employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Properties held for investment purposes are not subject to depreciation. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rate used for each class of depreciable asset is:

Class of Fixed Asset	Depreciation Rate
Plant and equipment	20%
Office furniture and equipment	10% to 30%

e. Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

f. Investments

Non-current investments are measured on the cost basis. The carrying amount of non-current investments is reviewed annually by Directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the underlying net assets for other non-listed investments. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

g. Research and Development Expenditure

Research and Development costs are charged to the loss from ordinary activities before income tax benefit.

h. Intangibles

Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Both purchased goodwill and goodwill on consolidation are amortised on a straight-line basis over the term of the underlying economic benefit. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

Patents and Trademarks

Patents and Trademarks are not valued in the accounts.

i. Foreign Currency Transactions and Balances

Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of assets and liabilities, whether realised or unrealised, are included in profit from ordinary activities as they arise.

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

j. Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

k. Cash

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks.

l. Revenue

Revenue from feasibility studies and customer trials is recognised upon acceptance by the customer of the related results.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

m. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

n. Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform to changes in presentation for the current financial year.

02 NOTE 2: REVENUE

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Operating activities				
- research activities	31,743	144,845	-	-
- royalties (non Supercritical)	34,142	25,491	-	-
- interest received (*)	316,116	448	316,116	448
- research & development tax concession rebate - year-ended June 2002	262,163	-	-	-
- other	4,391	-	4,391	-
	648,555	170,784	320,507	448

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
(*) Interest revenue from:				
- contract of sale	174,706	-	176,706	-
- bank deposits	138,877	-	138,877	-
- other	2,533	448	2,533	448
	316,116	448	316,116	448

	Economic Entity		Parent Entity	
	2003 $	2002 $	2003 $	2002 $
NOTE 3: LOSS FROM ORDINARY ACTIVITIES				
Loss from ordinary activities before income tax benefit has been determined after				
a. Expenses				
Borrowing costs:				
- convertible note	47,862	136,231	47,862	136,231
- other persons	930	7,979	927	7,979
	48,792	144,210	48,789	144,210
Depreciation of non-current assets:				
- plant and equipment	125,028	-	-	-
- office equipment & furniture	4,922	4,925	1,594	4,925
	129,950	4,925	1,594	4,925
Amortisation of non-current assets:				
- goodwill on consolidation	187,500	-	-	-
- amortisation of joint venture expenses	-	1	-	-
	187,500	1	-	-
Write-down (write up) of non-current investments to recoverable amount	-	-	(60,916)	1,520,401
Foreign currency translation losses	-	5,495	-	5,495
Bad and doubtful debts:				
- PharmAction Manufacturing Pty Limited debt forgiven	123,699	-	123,699	-
- PharmAction Manufacturing Pty Limited provision for doubtful debts	275,000	-	275,000	-
- Controlled entities - provision for doubtful debts (written back)	-	-	(16,564)	301,891
	398,699	-	382,135	301,891
Rental expense on operating leases				
- laboratory (prepaid expense)	91,663	-	-	-
- office rent and serviced office costs	51,568	34,449	24,205	34,449
- office equipment	4,174	4,047	664	1,904
Research and development costs, excluding depreciation & research management salaries	1,351,309	727,522	-	-

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
NOTE 3: LOSS FROM ORDINARY ACTIVITIES (Continued)				
Loss from ordinary activities before income tax benefit has been determined after				
b. Revenue and Net Gains				
Foreign currency translation gains	3,085	-	3,085	-
c. Significant Revenues and Expenses				
The following significant revenue and expense items are relevant in explaining the financial performance:				
Legal and other consulting costs associated with acquiring 100% control of Eiffel Research & Development Pty Ltd	210,909	-	210,909	-
Losses previously attributable to the minority interests in Eiffel Research & Development Pty Ltd	493,594	-	-	-
Corporate consulting fees (Global Markets Capital of New York)	194,824	-	194,824	-
International technical advisory panel	124,695	21,275	-	-
Share placement commission (current year offset against share proceeds)	-	83,700	-	83,700
Costs (written back) associated with finalisation of the sale of PharmAction Manufacturing Pty Limited	(40,108)	111,991	(40,108)	111,991

04

NOTE 4: INCOME TAX EXPENSE

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
a. The prima facie tax on loss from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax recoverable on loss from ordinary activities before income tax at 30% (2002: 30%)	(1,463,380)	(741,693)	(479,186)	(883,912)
Add:				
Tax effect of:				
- other non-allowable items	387,210	58,707	182,882	580,284
Taxes losses *not brought to account*	(1,076170)	(682,986)	(296,304)	(303,628)
Income tax benefit attributable to loss from ordinary activities	-	-	-	-
b. Future income tax benefits arising from losses are not brought to account at balance date as realisation of the benefit is not regarded as virtually certain.	4,723,330	3,647,160	2,990,261	2,693,957

The benefit will only be obtained if:

- future assessable income is derived of a nature and an amount sufficient to enable the benefits from the deduction for the losses to be realised;
- the conditions for deductibility imposed by the law continue to be complied with; and
- no changes in income tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

	Economic Entity		Parent Entity	
	2003 $	2002 $	2003 $	2002 $
NOTE 5: REMUNERATION AND RETIREMENT BENEFITS				
a. Directors' Remuneration				
Income paid or payable to all Directors of each entity in the economic entity by the entities of which they are directors and any related parties	275,084	392,905	-	-
Income paid or payable to all Directors of the parent entity by the parent entity and any related parties	-	-	234,925	288,480
Number of parent entity Directors whose income from the parent entity and any related parties was within the following bands:				
			No.	No.
$10,000 - $19,999			1	-
$20,000 - $29,999			1	-
$30,000 - $39,999			2	3
$60,000 - $69,999			-	1
$70,000 - $79,999			1	1
$110,000 - $119,999			-	1
$160,000 - $169,999			1	-
$180,000 - $189,999			-	1

The names of parent entity Directors who have held office during the financial year are:

Thomas J Hartigan (Non-executive Chairman)

Christine Mary Cussen (Managing Director, appointed May 30, 2003)

Peter S Corfield (Non-executive)

Dr Ross A Macdonald (Non-executive, appointed February 19, 2003)

Roderick P Tomlinson (Non-executive)

Samuel P Quigley (Non-executive, deceased September 6, 2002)

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
b. Executive Remuneration				
Remuneration, including superannuation benefits, received or due and receivable by Executive Officers of the economic entity from entities in the economic entity, and any related entities for management of the affairs of the economic entity, whose remuneration is $100,000 or more.	865,002	314,633	-	-
Remuneration received including superannuation benefits or due and receivable by Executive Officers of the parent entity, from the parent entity and any related parties for management of the affairs of the parent entity and its subsidiaries, whose income is $100,000 or more.	-	-	311,586	314,633
The number of Executives whose income was within the following bands:	No.	No.	No.	No.
$200,000 - $210,000	2	-	-	-
$310,000 - $319,999	-	1	-	1
$460,000 - $469,999	1	-	-	-

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
NOTE 5: REMUNERATION AND RETIREMENT BENEFITS (Continued)				
c. Retirement and Superannuation Payments				
Amounts of a prescribed benefit given during year by the parent entity or a related party to Directors or a prescribed superannuation fund in a connection with the retirement from a prescribed office:	73,837	19,200	71,475	13,200
06 NOTE 6: AUDITORS' REMUNERATION				
Remuneration of the auditor of the parent entity for:				
- auditing or reviewing the financial report	24,550	30,250	15,400	13,985
- other services	30,828	12,500	18,025	5,000
07 NOTE 7: EARNINGS PER SHARE				
a. Reconciliation of earnings to net profit or loss				
Net loss	4,877,935	2,472,312		
Net loss attributable to outside equity interest	-	(339,505)		
Loss used in the calculation of basic EPS	4,877,935	2,132,807		
Loss used in the calculation of dilutive EPS	4,877,935	1,996,576		
b. Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	152,560,421	95,156,226		
Weighted average number of options outstanding	-	25,000,000		
Weighted average number of ordinary shares outstanding during the year used in calculation of dilutive EPS	152,560,421	120,156,226		
c. Classification of securities				
The following securities have been classified as potential ordinary shares and are included in determination of dilutive EPS:				
- Convertible note (due March 2003, converted October 2002)	-	25,000,000		

	Economic Entity		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
NOTE 8: CASH ASSETS				
Cash at bank	648,462	879,062	142,293	681,052
Deposits at call	4,291,386	-	4,291,386	-
	4,939,848	879,062	4,433,679	681,052
Reconciliation of Cash				
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the statement of financial position as follows:				
Cash	4,939,848	879,062	4,433,679	681,052
	4,939,848	879,062	4,433,679	681,052
NOTE 9: RECEIVABLES				
CURRENT				
Trade debtors	10,785	3,888	-	-
Provision for doubtful debts	-	-	-	-
	10,785	3,888	-	-
Amount due under contract of sale, secured (*)	275,000	2,000,000	275,000	2,000,000
Provision for doubtful debts	(275,000)	-	(275,000)	-
	-	2,000,000	-	2,000,000
Research & development income tax concession rebate receivable (year-ended June 30, 2002)	262,163	-	-	-
Other debtors	257,277	112,067	130,902	44,587
Amounts receivable from:				
- wholly-owned subsidiaries	-	-	3,377,985	622,716
- provision for doubtful debts	-	-	(285,307)	(301,891)
	530,225	2,115,955	3,223,580	2,365,412
NON-CURRENT				
Amount due under contract of sale (*)	-	1,123,699	-	1,123,699
	-	1,123,699	-	1,123,699

08

09

(*) The debt of $275,000 represents the balance of the proceeds owing from the sale of PharmAction Manufacturing Pty Limited and its pharmaceutical business. The debt is secured by way of a charge held over certain manufacturing plant and equipment owned by the debtor. Following advice that the debtor was put into Administration pursuant to Section 436A of the Corporations Act on August 2003 the Board of the Company considered it prudent to fully provide for the debt.

Proceeds from the sale are summarised as follows -

Original amount due in April 2001	4,123,699
Received October 2001	(1,000,000)
Received December 2002	(2,700,000)
Amount forgiven upon renegotiation of final settlement	(123,699)
Monthly instalments received since January 2003	(25,000)
Balance outstanding	275,000

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
10 NOTE 10: INVENTORIES				
CURRENT				
At cost				
Drugs and other research materials	41,974	32,000	-	-
	41,974	32,000	-	-
11 NOTE 11: OTHER FINANCIAL ASSETS				
NON-CURRENT				
Unlisted investments, at recoverable amount				
- shares in controlled entities, at cost	-	-	3,834,975	2,188,111
- provision for write-down to recoverable amount	-	-	(2,154,374)	(2,027,790)
	-	-	1,680,601	160,321
Amount in restricted overseas bank account	25,977	20,359	25,977	20,359
	25,977	20,359	1,706,578	180,680

12 NOTE 12: CONTROLLED ENTITIES

a. Controlled Entities

	Country of Incorporation	Percentage Owned 2003	Percentage Owned 2002
Parent Entity:			
Eiffel Technologies Limited			
Subsidiary companies:			
- Eiffel Research & Development Pty Ltd	Aust	100	75
- Pharmaceutical Technologies Pty Ltd (formerly Phytotherapy Technology Pty Ltd)	Aust	100	0
- Bellara Medical Products Limited	Aust	100	100
- Catsell Pty Limited	Aust	100	100
- Phytochemica Pty Limited	Aust	100	100
- A.C.N. 005 648 966 Pty Limited	Aust	100	100
- A.C.N. 003 330 587 Pty Limited	Aust	100	100
- VPI Inc	USA	90	90
- Glyzinc Pharmaceuticals Limited	Aust	100	100

b. Controlled Entities Acquired

On December 19, 2002 the parent entity acquired 100% of Pharmaceutical Technologies Pty Ltd, formerly Phytotherapy Technologies Pty Ltd, a 25% shareholder in Eiffel Research & Development Pty Ltd for the sum of $ 500,000. Whilst the Company had no net tangible assets, as a result of the purchase the company's principals Mr Hubert Regtop, biochemist and Professor Neil Foster, chemical engineer became full time employees of Eiffel Research & Development Pty Ltd. Both Mr Regtop and Professor Foster are experts in the field of Supercritical Fluid technologies and possess significant intellectual property. As a result goodwill arising from the purchase of $500,000 has been capitalised and is being amortised. At balance date $187,500 of the goodwill has been amortised, and the balance will be amortised within two years.

13

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
NOTE 13: PROPERTY, PLANT AND EQUIPMENT				
PLANT AND EQUIPMENT				
Research and laboratory equipment				
At cost	945,876	331,986	-	331,986
Accumulated depreciation	(120,308)	-	-	-
	825,568	331,986	-	331,986
Research fixtures and fittings				
At cost	81,818	-	-	-
Accumulated depreciation	(4,720)	-	-	-
	77,098	-	-	-
Office furniture and equipment				
At cost	38,947	17,009	-	17,009
Accumulated depreciation	(3,328)	(5,130)	-	(5,130)
	35,619	11,879	-	11,879
	938,285	343,865	-	343,865

a. Movements in Carrying Amounts

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year

	Research and laboratory equipment	Research fixtures and fittings	Office furniture and equipment	Total
Economic Entity:				
Balance at the beginning of year	331,986	-	11,879	343,865
Additions	613,890	81,818	28,662	724,370
Depreciation expense	(120,308)	(4,720)	(4,922)	(129,950)
Carrying amount at the end of year	825,568	77,098	35,619	938,285
Parent Entity:				
Balance at the beginning of year	331,986	-	11,879	343,865
Additions	163,733	-	-	163,733
Depreciation expense	-	-	(1,594)	(1,594)
Transfers to subsidiary company	(495,719)	-	(10,285)	(506,004)
Carrying amount at the end of year	-	-	-	-

Eiffel Research & Development Pty Ltd, the principal operating entity, owns all property, plant and equipment.

	Economic Entity		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
14 NOTE 14: OTHER ASSETS				
CURRENT				
Pre-paid rent (Note 23)	100,000	-	-	-
Other prepayments	22,400	29,066	22,400	23,459
Prepayments	122,400	29,066	22,400	23,459
NON-CURRENT				
Pre-paid rent (Note 23)	308,337	-	-	-
	308,337	-	-	-
	430,737	29,066	22,400	23,459
15 NOTE 15: INTANGIBLE ASSETS				
Goodwill on consolidation at cost (Note 12)	500,000	-	-	-
Accumulated amortisation	(187,500)	-	-	-
	312,500	-	-	-
16 NOTE 16: PAYABLES				
CURRENT				
Unsecured liabilities				
Trade creditors	863,167	270,218	94,151	212,392
Sundry creditors and accrued expenses	407,123	377,024	304,405	333,414
Amounts payable to:				
- wholly-owned subsidiaries	-	-	343,676	320,825
- director related entities	-	43,227	-	28,727
	1,270,290	690,469	742,232	895,358
17 NOTE 17: LOANS PAYABLE				
CURRENT				
Unsecured	250,000	-	250,000	-
NON-CURRENT				
Unsecured	62,500	-	62,500	-
	312,500	-	312,500	-

	Economic Entity		Parent Entity	
	2003 $	2002 $	2003 $	2002 $
NOTE 18: INTEREST BEARING LIABILITIES 18				
CURRENT				
Unsecured liabilities				
Loan payable	-	87,380	-	87,380
Secured liabilities				
Convertible note (Note 20)	-	2,750,000	-	2,750,000
	-	2,837,380	-	2,837,380
NOTE 19: PROVISIONS 19				
CURRENT				
Employee provision for annual leave	61,600	25,047	-	25,047
	61,600	25,047	-	25,047
a. Aggregate employee benefits liability	61,600	25,047	-	25,047
b. Number of employees at year-end	6	2	-	2
NOTE 20: CONTRIBUTED EQUITY 20				
193,360,591 (2002: 105,152,993) fully paid ordinary shares	29,436,289	20,467,876	29,436,289	20,467,876
a. Ordinary shares				
At the beginning of the reporting period	20,467,876	18,354,101	20,467,876	18,354,101
Shares issued during the year				
- 25,000,000 on October 23, 2002	2,750,000	-	2,750,000	-
- 30,663,333 on November 21, 2002	3,679,600	-	3,679,600	-
- 381,000 on December 23, 2002	57,150	-	57,150	-
- 32,163,265 on February 22, 2003	3,216,327	-	3,216,327	-
- 13,615,000 on March 26, 2002	-	2,113,775	-	2,113,775
Transaction costs relating to share issues	(734,664)	-	(734,664)	-
At reporting date	29,436,289	20,467,876	29,436,289	20,467,876

Share placement commission of $ 83,700 in respect of the placement in March 2002 was included in the loss from ordinary activities.

On October 23, 2002 the Company issued 25,000,000 ordinary shares at $0.11 to Jagen Pty Ltd, the holder of the convertible note due to mature in March 2004. Shareholders approved the terms of the conversion in December 2000 when the convertible facility was established. The shares rank for dividends paid after October 23, 2002.	2,750,000	-	2,750,000	-
On November 21, 2002 the Company made a placement of 30,663,333 shares at an issue price of $0.12 per ordinary share. The shares rank for dividends paid after November 21, 2002.	3,679,600	-	3,679,600	-

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
NOTE 20: CONTRIBUTED EQUITY (Continued)				
In December 2002 the Company issued a prospectus to make a rights issue of 1 share for every 5 shares held, issuing 32,163,265 shares at an issue price of $0.10 per ordinary share. The shares rank for dividends paid after February 22, 2003.	3,216,327	-	3,216,327	-
On December 23, 2002 the Company made an issue of 381,000 shares to the Company's Managing Director and Chief Executive Officer as a performance bonus for the year-ended 30 June 2001. Shareholders approved the issue at the Company's Annual General Meeting in November 2002. The shares rank for dividends paid after December 23, 2002.	57,150	-	57,150	-

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

b. Options

i. Grants of unlisted options to purchase ordinary shares in the Company have been made to the Company's largest shareholder, key Executives and other parties.

ii. For information relating to share options granted to the Managing Director and Chief Executive Officer, and to other Executives during the financial year, refer to Note 27.

iii. During the year the following options were granted to purchase ordinary shares in the Company:

Option holder	Grant Date	Expiry Date	Exercise Price	Number
Jagen Pty Ltd	23/10/02	22/10/07	$0.25	25,000,000
Jagen Pty Ltd	21/11/02	20/11/07	$0.25	3,000,000
Pelorus Australia Pty Ltd	18/12/02	17/12/06	$0.25	500,000
Senior Executives	18/12/02	17/12/05	$0.25	3,500,000
				32,000,000

Jagen Pty Ltd, the Company's largest shareholder, held a convertible note for $2,750,000 that was converted to ordinary shares in October 2002. Under the terms of the note agreement dated February 2000, Jagen Pty Ltd was entitled to 25,000,000 three-year options upon conversion. At an extraordinary meeting of shareholders held on November 21, 2002 approval was obtained to extend the options from three to five years, and to grant a further 3,000,000 five year options to Jagen Pty Ltd in recognition of its support during the term of the note.

Pelorus Australia Pty Ltd has been the Company's major corporate advisor and was instrumental in negotiating the sale of the manufacturing business and assisting with the strategic redirection of the Company's activities into prospective biomedical and chemical engineering research and development projects involving Supercritical Technologies.

No options were exercised during the year.

At 30 June 2003, there were 32,000,000 (30 June 2002: 4,500,000) unissued ordinary shares for which options were outstanding. The grant of the options has been approved by the Company's shareholders.

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
NOTE 21: ACCUMULATED LOSSES				
Accumulated losses at the beginning of the financial year	(18,983,198)	(16,850,391)	(19,507,494)	(16,561,120)
Net loss attributable to the members of the parent entity	(4,877,935)	(2,132,807)	(1,597,290)	(2,946,374)
Accumulated losses at the end of the financial year	(23,861.133)	(18,983,198)	(21,104,784)	(19,507,494)

21

NOTE 22: OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES 22

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Outside equity interest comprises:				
Share capital	-	25	-	-
Accumulated losses	-	(493,593)	-	-
	-	(493,568)	-	-

NOTE 23: CAPITAL AND LEASING COMMITMENTS 23

a. Operating Lease Commitments

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable				
- not later than 1 year	46,443	3,574	46,443	3,574
- later than 1 year but not later than 5 years	24,390	3,287	24,390	3,287
	70,833	6,871	70,833	6,871

Effective 1 August 2002 the Company entered into a five-year agreement to use research laboratory facilities at the University of New South Wales. To date $300,000 of the prepayable rent of $500,000 has been paid with the balance due upon accreditation of the GMP laboratory. The rent is being expensed over the term of the agreement.

b. Capital Expenditure Commitments

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Capital expenditure commitments contracted for:				
- Plant and equipment purchases	-	57,000	-	57,000
Payable				
- not later than 1 year	-	57,000	-	57,000

NOTE 24: SEGMENT REPORTING 24

The economic entity conducts research and development into the reengineering of currently approved drugs in the pharmaceutical industry using Supercritical Fluid technologies. Minor revenue is derived from ongoing licences granted in respect of ZMG (glycerato-zinc complex) patents held by wholly controlled entity Glyzinc Pharmaceuticals Limited. For ongoing segment reporting purposes the economic entity operates in the one segment.

25 NOTE 25: CASH FLOW INFORMATION

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
a. Reconciliation of Cash Flow from Operations with Loss from Ordinary Activities before Income Tax benefit				
Loss from ordinary activities before income tax benefit	(4,877,935)	(2,472,312)	(1,597,289)	(2,946,374)
Cash flows excluded from profit from ordinary activities attributable to operating activities				
Non-cash flows in profit from ordinary activities				
Depreciation	129,950	4,925	1,594	4,925
Amortisation of goodwill	187,500	-	187,500	-
Debt forgiveness	123,699	-	123,699	-
Provision for doubtful debts	275,000	-	275,000	-
Provision for doubtful debts - controlled entities	-	-	(16,584)	301,891
Losses previously attributable to minority interests	493,594	-	-	-
Write-downs in investments in controlled entities to recoverable amount	-	-	(60,916)	1,520,401
Other non-cash items	54,065	5,495	54,065	5,495
Changes in assets and liabilities, net of the effects of purchase and disposal of subsidiaries				
Increase in trade and term debtors	(402,256)	(35,709)	(68,360)	(44,587)
Increase in inventories	(9,974)	(32,000)	-	-
Increase in other assets	(201,671)	4,291	1,059	9,798
Increase in financial assets	(5,618)	-	(5,618)	-
Increase (decrease) in trade creditors and accruals	398,303	(190,150)	(132,469	(167,226)
Increase in provisions	36,553	19,047	(25,047)	19,047
Cash flow used in operations	(3,798,790)	(2,696,413)	(1,263,366)	(1,296,630)
b. Acquisition of Entities				
During the year 100 % of Pharmaceutical Technologies Pty Ltd was acquired. Details of this transaction are:				
Purchase consideration	500,000	-	500,000	-
Cash deposit	62,500	-	62,500	-
Instalments paid	125,000	-	125,000	-
Balance due under contract of sale	312,500	-	312,500	-
Cash outflow	500,000	-	500,000	-
Assets and liabilities at acquisition date:	-	-	-	-
Goodwill on consolidation	500,000	-	500,000	-
Goodwill amortised	(187,500)	-	(187,500)	-
	312,500	-	312,500	-

c. Non-cash Financing and Investing Activities

Share issue

25,000,000 ordinary shares were issued at a price of $0.11 per shares as a result of conversion of a convertible note for $2,750,000.

d. Credit Standby Arrangements with Banks

The Company and the economic entity do not have bank, finance or loan facilities.

NOTE 26: ECONOMIC DEPENDENCY 26

The Company holds an exclusive licence for up to 20 years over a patent that has been filed in the USA and Europe, which is jointly owned by the University of NSW and the University of Sydney. The patent which covers the reengineering of pH sensitive drugs including insulin was filed internationally in December 2001 and is currently being examined in the USA. Under this exclusive licensing agreement the Universities receive royalties on Eiffel modified product sales. The Company has already earned some revenues under the licence and has lodged six patents in its own name covering related and other technical developments.

NOTE 27: EMPLOYEE BENEFITS 27

Employees Share Option Arrangements

i. The Company does not have a formal share option policy. Generally options are granted as incentives to reward Executives for the achievement of significant milestones. Subject to the agreement of the Company the options are transferable, but hold no voting or dividend rights.

ii. In December 2002, 3,500,000 three year share options were granted to employees to take up ordinary shares at an exercise price of $0.25 each. Vesting of the options is dependent upon business performance and the achievement of milestones laid down by the Board. At balance date the options had lapsed or had been cancelled.

The closing share market price of an ordinary share of Eiffel Technologies Limited on the Australian Stock Exchange at June 30, 2003 was $0.11 (June 30, 2002: $0.14).

	Economic Entity		Parent Entity	
	30.6.03 Number	30.6.02 Number	30.6.03 Number	30.6.02 Number
a. Movement in the number of share options held by employees are as follows:				
Opening balance	2,000,000	2,000,000	2,000,000	2,000,000
Employee transfers to main operating entity	-	-	(2,000,000)	-
Options granted to employees when previously retained as consultants	1,900,000	-	-	-
Granted during the year	3,500,000	-	-	-
Exercised during the year	-	-	-	-
Lapsed during the year	(2,750,000)	-	-	-
Cancelled during the year (*)	(1,750,000)	-	-	-
Closing Balance	2,900,000	2,000,000	-	2,000,000

(*) These options were cancelled by the Board following the decision to re-issue new options based upon new performance hurdles.

Fair value of shares issued during the reporting period at their issue date is estimated to be the market price of shares of the parent entity on the Australian Stock Exchange as at close of trading on the issue dates. Whilst no shares were issued as a result of the conversion of the options, the following shares were issued to satisfy a bonus to the Managing Director and Chief Executive Officer for the year ended June 30, 2001. The fair value of shares at date of issue was:

	Issue Date	Fair Value	Number of Shares Issued
b. C. M Cussen (Managing Director & Chief Executive Officer) - Superannuation Fund	23/12/02	$ 41,910	381,000

NOTE 27: EMPLOYEE BENEFITS (Continued)

c. Details of employee share options outstanding as at end of year:

Grant Date	Expiry and Exercise Date	Exercise Price (cents)	Economic Entity 30.6.03 No.	Economic Entity 30.6.02 No.	Parent Entity 30.6.03 No.	Parent Entity 30.6.02 No.
20/12/00	19/06/04	25	500,000	500,000	-	500,000
20/12/00	19/12/04	25	500,000	500,000	-	500,000
20/12/00(*)	-	25	-	1,000,000	-	1,000,000
02/03/01	1/03/05	25	1,900,000	-	-	-
			2,9000,000	2,000,000	-	2,0000,000

(*) Options not vested

28 NOTE 28: EVENTS SUBSEQUENT TO REPORTING DATE

a. On September 11, 2003 Eiffel Research & Development Pty Ltd, a wholly owned subsidiary was made an offer from the Australian Government of a Research and Development START Grant of up to $2,157,524 over three years to research the enhancement of drugs reengineered using dense gas technologies. The grant is conditional upon satisfactory achievement of performance milestones.

b. On September 18, 2003 the Company entered into a property lease through to September 2004, with options for two further terms of three years. Under the lease the Company has a commitment of approximately $95,000 including outgoings estimated at around $26,000 per annum for the first year.

c. On July 31, 2003 the Company issued 833,000 ordinary shares at $0.18 per share to Global Markets Capital for the payment of consultancy services, the cost of which was accrued in the financial statements as at June 30, 2003.

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
29 NOTE 29: RELATED PARTY TRANSACTIONS				
Transactions with related parties:				
a. Group				
Management fees paid by Eiffel Research & Development Pty Ltd to the parent entity.	-	-	276,056	388,240
Management fees paid by parent entity to Eiffel Research & Development Pty Ltd.	-	-	110,666	-
Additional A class ordinary shares subscribed by the parent entity in Eiffel Research & Development Pty Ltd to finance research and development and commercialisation expenditure.	-	-	1,146,864	1,680,722
Transactions resulting in the net increase of the *amount due from wholly controlled entity* Eiffel Research & Development Pty Ltd.	-	-	2,749,402	-
Transactions resulting in a net reduction of the *amount due from wholly controlled entities* within the Bellara group.	-	-	16,584	82,931

	Economic Entity		Parent Entity	
	30.6.03 No.	30.6.02 No.	30.6.03 No.	30.6.02 No.
NOTE 29: RELATED PARTY TRANSACTIONS (Continued)				
b. Director-related Entities				
Consulting services in respect of the group reorganisation, share placement, rights issue, finalisation of the sale of PharmAction Manufacturing Pty Ltd, office accommodation and services and other expenses paid to Pelorus Australia Pty Limited, a company in which former directors Mr Samuel P Quigley (deceased) and Mr William Bytheway (deceased) held financial interests. Pelorus Australia Pty Ltd no longer provides services to the economic entity.	335,968	79,385	322,166	79,385
Consulting fees paid by Eiffel Research & Development Pty Ltd to Pharmaceutical Technologies Pty Ltd, formerly Phytotherapy Technology Pty Ltd, a company in which Mr Hubert Regtop and Professor Neil Foster, directors of Eiffel Research & Development Pty Ltd had a financial interest. Their interests in the company ceased on December 19, 2002 when Eiffel Research & Development Pty Ltd became a wholly owned subsidiary of Eiffel Technologies Limited.	67,500	162,000	-	-
c. Share Transactions of Directors				
Directors and Director-related entities hold directly, indirectly or beneficially as at reporting date the following equity interests in members of the economic entity:				
Eiffel Technologies Limited				
- ordinary shares	5,007,844	2,953,844	5,007,844	2,953,844
- options over ordinary shares	1,000,000	166,667	1,000,000	166,667

30 NOTE 30: FINANCIAL INSTRUMENTS

a. Interest Rate Risk

The economic entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

	Weighted Average Effective Interest Rate %	Floating Interest Rate $	Fixed Interest Within Year $	Fixed Interest 1 to 5 Years $	Non-interest Bearing $	Total$
2003						
Financial Assets:						
Cash	4.2	4,291,386	-	-	648,462	4,939,848
Receivables & other debtors	-	-	-	-	530,225	530,225
Other (money in restricted overseas bank account)	9.0	25,977	-	-	-	25,977
Total Financial Assets	-	4,317,363	-	-	1,178,687	5,496,050
Financial Liabilities:						
Other loans	-	-	-	-	312,500	312,500
Trade and sundry creditors	-	-	-	-	807,218	807,218
Total Financial Liabilities	-	-	-	-	1,119,718	1,119,718
2002						
Financial Assets:						
Cash	-	-	-	-	879,062	879,062
Receivables & other debtors	-	-	-	-	115,427	115,427
Contract of sale	10.0	-	2,000,000	1,123,699	-	3,123,699
Other (money in restricted overseas bank account)	9.0	20,359	-	-	-	20,359
Total Financial Assets	-	20,359	2,000,000	1,123,699	994,489	4,138,547
Financial Liabilities:						
Bank-based loans	7.0	-	87,380	-	-	87,380
Trade and sundry creditors	-	-	-	-	375,670	375,670
Convertible note	5.2	-	-	2,750,000	-	2,750,000
Total Financial Liabilities	-	-	87,380	2,750,000	375,670	3,213,050

b. Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets is the carrying amount, net of any provisions for doubtful debts of those assets, as disclosed in the statement of financial position and notes to the financial statements.

Other than the balance due from PharmAction Manufacturing Pty Ltd of $275,000 which is fully provided for as a doubtful debt, the economic entity does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the economic entity.

NOTE 30: FINANCIAL INSTRUMENTS (Continued)

c. Net Fair Values

The net fair values of term debtors and government and fixed interest securities and bonds are determined by discounting the cash flows, at the market interest rates of similar securities, to their present value.

The net fair values of other loans and amounts due are determined by discounting the cash flows, at market interest rates of similar borrowings, to their present value.

For other assets and other liabilities the net fair value approximates their carrying value.

No financial assets and financial liabilities are readily traded on organised markets.

Financial assets where the carrying amount exceeds net fair values have not been written down as the economic entity intends to hold these assets to maturity.

	2003		2002	
	Carrying Amount $	Net Fair Value $	Carrying Amount $	Net Fair Value $
Financial Assets				
Cash	4,939,848	4,939,848	879,062	879,062
Receivables & other debtors	530,225	530,225	115,427	115,427
Contract of sale	-	-	3,123,699	3,123,699
Other (money in restricted overseas bank account)	25,977	25,977	20,359	20,359
	5,496,050	5,496,050	4,138,547	4,138,547
Financial Liabilities				
Bank-based loans	-	-	87,380	87,380
Other loans	312,500	312,500	-	-
Trade & sundry creditors	807,218	807,218	375,670	375,670
Convertible note	-	-	2,750,000	2,750,000
	1,119,718	1,119,718	3,213,050	3,213,050

NOTE 31: COMPANY DETAILS 31

The registered office of Eiffel Technologies Limited (ABN 96 072 178 977), and its principal operating subsidiary Eiffel Research & Development Pty Ltd (ABN 97 093 232 805) is located at:

Level 14, 50 Market Street
Melbourne Victoria 3000
Telephone: 61 3 9629 8022
Facsimile: 61 3 9629 8077
Email: information@eiffeltechnologies.com.au
Website: www.eiffeltechnologies.com.au

The principal places of business are:

Corporate Office & Commercialisation
Level 14, 50 Market Street
Melbourne Victoria 3000

Research & Development
School of Chemical Engineering
Applied Science Building
The University of New South Wales
Kensington New South Wales 2033

Stock Exchange Information as at September 15, 2003

1. Shareholding

a. Distribution of Shareholders Number

Category (size of Holding)	Number of Shareholders
1 - 1,000	651
1,001 - 5,000	1,116
5,001 - 10,000	743
10,001 - 100,000	1,363
100,001 - and over	188
	4,061

b. The number of shareholdings held in less than marketable parcels is 1,186.

c. The names of the substantial shareholders listed in the holding company's register are:

Shareholder	Number of Ordinary shares
Jagen Pty Ltd	61,410,279

d. Voting Rights

The voting rights attached to each class of equity security are as follows:

Ordinary shares

- Each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

Unlisted option holders

- Unlisted option holders do not have voting rights.

e. 20 Largest Shareholders - Ordinary Shares

Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1. Jagen Pty Ltd	61,410,279	31.56
2. Queensland Investment Corporation	9,600,000	4.93
3. BB Nominees Pty Ltd	3,661,571	1.88
4. Taefu Pty Ltd	3,106,844	1.60
5. Regans Express Pty Limited	2,750,000	1.41
6. FNL Investments Pty Ltd (Super Account)	2,289,651	1.18
7. Ego Pty Limited	1,843,300	.95
8. Serlett Pty Ltd (Diligent Super Fund Account)	1,743,285	.90
9. Guardian Trust Australia Ltd (Glebe PSCSF)	1,608,251	.83
10. Serlett Pty Ltd	1,555,137	.80
11. Mr Maxwell Thomas Quirk	1,501,601	.77
12. Mr John & Mrs Gaye Newton (Drawone Super)	1,200,000	.62
13. Mr Ralph Harris	1,050,000	.54
14. Jezdon Pty Limited	1,010,522	.52
15. All State Finance Pty Ltd	1,000,000	.51
16. Mr George Collins (Superannuation Fund Account)	1,000,000	.51
17. Link Traders (Aust) Pty Limited	1,000,000	.51
18. Mr Ian Raymond Schlipalius	1,000,000	.51
19. Castilla Investments LLC	833,000	.43
20. Mr Robert Bruce Woodland & Mrs Erika Woodland	823,250	.42
	99,986,691	51.38

Stock Exchange Information as at September 15, 2003

2. Company Secretary
   The name of the Company Secretary is John W Jennings
3. Registered Office
   The address of the principal registered office in Australia is level 14, 50 Market Street, Melbourne Victoria, Australia.
   Telephone +61 3 9629 8022
4. Share Registry
   The register of securities is held at the following address

   Computershare Investor Services Pty Limited
   Level 12, 565 Bourke Street
   Melbourne Victoria 3000
   Telephone: 61 3 9611 5711
   Toll Free within Australia 1300 855 080
   Facsimile: 61 3 9611 5710
   Website: www.computershare.com.au
5. Stock Exchange Listing
   Quotation has been granted for all the ordinary shares of the Company on the Australian Stock Exchange.
6. Difference in Results Reported to Australian Stock Exchange
   The results reported to the Australian Stock Exchange in the preliminary final report do not differ from those reported in the annual accounts.
7. Unlisted Securities
   Options issued over ordinary shares, including those that have not yet vested.

	Number
Jagen Pty Ltd (ordinary shareholder).	28,000,000
Employees including Managing Director and Chief Executive Officer	2,900,000
Other, including ordinary shareholders	1,100,000
Directors	-
	32,000,000

Eiffel Technologies believes it is one of the few entities to have research capability to apply all four Supercritical Fluid processes to the reengineering of a wide range of pharmaceutical compounds.

EIFFEL TECHNOLOGIES

Eiffel Technologies Limited
ABN 96 072 178 977
Level 14, 50 Market Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9629 8022
Facsimile +61 3 9629 8077
Email info@eiffeltechnologies.com.au
www.eiffeltechnologies.com.au